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July 23, 2019

VIA EDGAR AND OVERNIGHT MAIL

Ms. Sara von Althann

Ms. Sonia Gupta Barros

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Rise Companies Corp.
Offering Statement on Form 1-A
Post-qualification Amendment No. 7
Filed July 3, 2019
File No. 024-10659

Dear Ms. Von Althann and Ms. Barros:

This letter is submitted on behalf of Rise Companies Corp. (the “Company”) in response to a comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated July 17, 2019 (the “Comment Letter”), relating to the Company’s offering of up to 10,000,000 shares of Class B Common Stock (the “Offering Statement”). The response provided is based upon information provided to Goodwin Procter LLP by the Company.

For your convenience, the Staff’s numbered comment set forth in the Comment Letter have been reproduced in italics herein with a response immediately following the comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comment refer to the Offering Statement, and defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement.

1-A POS Filed July 3, 2019

General

1.	We note that section 3.12 of your Investors' Rights Agreement contains a mandatory arbitration provision. Please revise your offering statement to:

•	Describe this provision, including how it will impact your investors and any significant risks to your investors arising therefrom;
•	Describe any questions as to enforceability under federal and state law;
•	Clarify whether this provision applies to claims under the federal securities laws and whether it applies to claims other than in connection with this offering;
•	To the extent this provision applies to federal securities law claims, please revise the disclosure to state that by agreeing to such provision, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder; and
•	Clarify whether purchasers of interests in a secondary transaction would be subject to this provision.

Response to Comment No. 1

As per discussions with the Staff regarding this comment, we are advising as follows:

The Company acknowledges the Staff’s comment and respectfully notes that the Company’s Investors’ Rights Agreement, dated as of April 14, 2014 (the “Investors’ Rights Agreement”), and the arbitration provision contained therein (the “Arbitration Provision”), are not applicable to public shareholders who have invested in or will invest in the Company’s offerings of shares of the Company’s Class B Common Stock that have been qualified under Regulation A. The Investors’ Rights Agreement and the Arbitration Provision only apply to certain executive officers, directors, their family members and other holders of shares of the Company’s common stock and the Company’s Series A Preferred Stock (which the Company is not offering to members of the public).

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If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer
Bjorn J. Hall, General Counsel and Secretary
Rise Companies Corp.

Matthew Schoenfeld, Esq.
Goodwin Procter LLP

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